[CoStar Letterhead]

April 17, 2008

VIA EDGAR, FACSIMILE AND CERTIFIED MAIL
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C.  20549-4561

Re:       CoStar Group, Inc. – Form 10-K for Fiscal Year Ended December 31, 2007, Filed
February 29, 2008, File No 000-24531

Dear Ms. Collins:

In connection with your review of the CoStar Group, Inc. (“CoStar” or the “Company”) Form 10-K for fiscal year ended December 31, 2007, filed on February 29, 2008 (the “Form 10-K”), we respectfully submit the following responses to the comments included in your letter dated April 4, 2008.  Your comments are set forth below, followed by our responses.

* * * * *

Comment

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 29

1.
There are many instances where two or more sources of a material change in operating cost and expenses have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g. impact of acquisitions, increased compensation, hiring, and training expense, increased marketing efforts, increased “equity compensation”, addition of offshore resources from your geographic and retail expansion, increased research costs associated with further service enhancements to existing platforms, etc.).  In addition, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels.  Please tell us how you have considered quantifying each source that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835 and how you intend to comply with such guidance.

Response

We are familiar with the guidance provided in Section III. D of SEC Release 33-6835 regarding the analysis to be provided in MD&A of factors causing material changes in line items.  The primary source and underlying driver of the increases in costs for the year ended December 31, 2007 as compared to the year ended December 31, 2006 is the expansion of our business.  In our MD&A disclosure we were attempting to be more descriptive as to the specific costs associated with our expansion.  We did not disclose the change in dollars attributable to each type of cost because we did not believe that this numerical information was necessary to understand the reason for the change. For example, on page 30 of the Form 10-K we state:

“The increase in cost of revenues resulted from increased research department hiring, training, compensation and other operating costs principally in connection with our retail and 81 new CBSA expansions, and our international expansion as well as increased cost structures associated with the acquisitions of Grecam and Propex.”

The increase is essentially due to increased personnel and associated costs due to expansion.

We considered disclosure of comparative headcount data, however, such disclosure was not included in our Form 10-K because we did not believe it was  representative of the increased wages and costs incurred.  For example, employees were hired at the end of 2006 and had minimal wages in 2006, but have a full year of wages in 2007.  Additionally, the compensation structure, and the mix of employees also have an impact on the costs that would not be apparent by just reviewing changes in headcount from year to year.  We will consider disclosure of comparative headcount data in future filings if we believe it will contribute to an understanding of a reason for a material change.

The acquisitions of Grecam (acquired December 2006) and Propex (acquired February 2007) are also part of our expansion.  We included discussion on Grecam and Propex because these costs were new in 2007.  The cost structures of Propex and Grecam are difficult to quantify as these employees were assimilated into our existing international operations. However we know that this international expansion resulted in additional costs year over year.

We will disclose the dollar amount of material changes in our operating results caused by different factors in our future filings if we determine such information would promote an understanding of the reasons causing such changes and it is reasonably practicable for us to determine such dollar amounts.

Comment

Liquidity and Capital Resources, page 34

2.
We note that your discussion of cash flows provided by operating activities recites the information contained on the face of your cash flow statement and focuses on changes from non-cash items rather than significant changes in operating assets or liabilities.  For example, we note that you do not provide an explanation for why accounts receivable and accounts payable and accrued expenses fluctuated.  When preparing the discussion and analysis of cash flows, you should address the underlying drivers contributing to material changes.  In this regard, please tell us how you considered the guidance in Section IV.B of SEC Release 33-8350 and Section III.C of SEC Release 33-6835.

Response

We are aware of the guidance set forth in SEC Releases 33-8350 and 33-6835 regarding discussion of liquidity and capital resources and will disclose in future filings underlying drivers that have materially affected our cash flows, as well as those that we expect to materially affect our cash flows in future periods.  The underlying driver for the increase in cash flow from operations is the earnings before non-cash charges.   On Page 34 of our Form 10-K we state:

“Net cash provided by operating activities for the year ended December 31, 2007 was $51.8 million compared to $32.8 million for the year ended December 31, 2006.  The $19.0 million increase in net cash provided by operating activities is primarily due to increased earnings before non-cash charges for taxes, stock based compensation, provision for losses on accounts receivable, depreciation and amortization.”

The earnings before non-cash charges is $49.9 million for the year ended December 31, 2007 versus $37.8 million for the year ended December 31, 2006, an increase of $12.1 million in earnings before non-cash charges.  The $12.1 million difference in earnings before non-cash charges represents 64% of the change in net cash from operating activities.  Included in the $12.1 million is a $7.6 million net gain from a lease settlement.

The $12.1 million is offset by changes in working capital due to timing of cash receipts and payments.  Accounts Payable and accrued expenses includes approximately $2.9 million deferred consideration for the Propex acquisition.

In future filings if we have a significant change in operating assets or liabilities we will discuss the underlying driver contributing to the material change.

Comment

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-8

3.
We note that you recognize revenue from subscription-based services on a straight-line basis over the term of the agreement, which is typically one year, and we note from your disclosures on page 4 that these agreements renew automatically.  We further note your disclosure on page 14 that the downturn in the commercial real estate market may lead to more cancellations.  Tell us the nature of your cancellation terms (i.e. how, when or if cancellation privileges expire), how you account for the impact of such cancellations on revenue recognition, and if you have experienced any significant out of period cancellations.  Additionally, tell us how you considered disclosing the nature of cancellation terms and your accounting policy for refundable fees pursuant to the guidance of SAB 104, SAB Topic 13A(4)(a), SFAS 140, and SFAS 48, as applicable, in your revenue recognition footnote.

Response

When we discuss “cancellations” in our disclosure on page 14, we are referring to customers that choose not to renew their contracted services after the term of the agreement.  Our customer contracts do not include terms that permit a customer to cancel the service prior to the scheduled expiration date of the contract (unless there is an uncured breach by CoStar). Our subscription based license agreements typically have a minimum term of one year and renew automatically, unless the customer submits written notice of their intent not to renew 60 days prior to the contract’s expiration date.  Revenues from subscription based services are recognized on a straight line basis over the term of the agreement.  Deferred revenue is recorded for payments received in advance of revenue recognition and is recognized over the term of the license.

Historically, CoStar has not experienced significant out of period cancellations because our contracts do not include terms that permit a customer to cancel the service prior to the scheduled expiration date of the contract. Therefore, customer refunds have rarely occurred and have been immaterial.  We do not disclose cancellation terms or an accounting policy for refundable fees because our contracts do not include terms that permit a customer to cancel the service prior to the scheduled expiration date of the contract.

Comment

Note 5.  Goodwill, page F-17

4.
We note that you present accumulated amortization of goodwill in your footnote disclosure.  Tell us how you considered removing this disclosure, as amortization of goodwill was eliminated upon adoption of SFAS 142.  Furthermore, tell us how you considered presenting the changes in the carrying amount of goodwill for each period in which a statement of financial position is presented pursuant to paragraph 45(c) of SFAS 142.

Response

We have disclosed the carrying value of goodwill in accordance with SFAS 142 Paragraph 45(b), however, we also included the gross carrying amount of goodwill and accumulated amortization which is additional disclosure not required by SFAS 142.

CoStar will eliminate the additional disclosure for gross carrying amount and accumulated amortization in future filings.

Further, in accordance with SFAS 142 paragraph 45(c), Costar disclosed the changes in the carrying amount of goodwill in footnote 5 on page F-17: “The Company recorded goodwill of approximately $15.0 million for the Propex acquisition in February 2007.  The remaining increase in goodwill in 2007 is related to foreign currency fluctuations.”

Comment

5.
Additionally, tell us how you considered disclosing goodwill for each reportable segment in accordance with paragraph 45(c) of SFAS 142.  Further, tell us how you considered the guidance in paragraph 18 of SFAS 142 to perform your goodwill impairment test at the reporting unit level and tell us how you considered including a discussion of this requirement in your policy disclosures on page F-14.

Response

Goodwill Disclosures

In considering disclosure for goodwill we referred to SFAS 142.  Paragraph 45(c) of SFAS 142 requires that entities that report segment information in accordance with SFAS 131 provide changes in the carrying amount of goodwill in total and for each reportable segment.  Because we do not include goodwill by operating segment in the information provided to our chief operating decision maker, we concluded that disclosing goodwill information by segment was not required.  In making that determination, we referenced SFAS 131, Disclosures about Segments of an Enterprise and Related Information, paragraph 29, which states “only those assets that are included in the measurement of the segment’s assets that is used by the chief operating decision maker shall be reported for that segment.”  We also considered that our measure of segment profit is EBITDA, a measure that would exclude any goodwill impairment charges that we might record.

We recognize that despite the requirements for reporting segment assets in accordance with SFAS 131, we are required to allocate goodwill to reporting units that comprise operating segments in accordance with paragraph 32 of SFAS 142, and accordingly, in future filings we will disclose the amount and changes in goodwill by reporting segment.  Further, although not required by interim reporting standards, we will disclose goodwill by segment in our 2008 first quarter Form 10-Q.

Goodwill Impairment Tests and Determination of Reporting Units

In considering the discussion of goodwill impairment testing in our policy disclosures on page F-14 of our Form 10-K we referred to SFAS 142.  Paragraph 18 of SFAS 142 requires that goodwill be tested for impairment at the reporting unit level.  A reporting unit is an operating segment or one level below an operating segment, often referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.

As disclosed in Note 10 of the Form 10-K, the Company’s operating segments are its U.S. and International business units.  Although there are some components of these segments one level below that are businesses, discrete financial information is not available, or if available, is not regularly reviewed by senior management.  Accordingly, our two operating segments are also our reporting units.

Our disclosures of accounting policies for testing goodwill for impairment are included in Note 2 to the financial statements.  Although there is not a specific requirement in SFAS 142 to disclose how we determine our reporting units, we will disclose in future filings that our reporting units are our operating segments for purposes of testing goodwill for impairment.

Comment

Note 8.  Gain on Lease Settlement, Net, page F-21

6.
We note that you recorded a $7.6 million gain for the “assignment” of your leased office space in London to Trafigura.  Tell us what the nature of the cash payment related to (i.e. why did Trafigura provide a cash payment to the Company rather than the landlord?) and tell us why the Company recognized the gain upon receipt of the cash payment versus over the remaining lease term, including the specific accounting guidance you relied upon in accounting for this assignment.  In this regard, please confirm whether you have any further obligation to the landlord under the original operating lease or to Trafigura under the assignment agreement.

Response

On September 14, 2007, our wholly-owned subsidiary, FOCUS Information Limited (“Focus” now known as CoStar U.K. Limited), entered into an agreement with Trafigura.  FOCUS agreed, in exchange for a cash payment to be paid by Trafigura, to assign to Trafigura its leasehold interest in certain office space, subject to receipt of the landlord’s consent to the assignment.  Landlord consent was obtained in December 2007 and upon completion of the assignment, Trafigura made the required cash payment to FOCUS.  Trafigura assumed liability for all lease payments for the office space following the assignment.  Neither CoStar nor FOCUS has any further obligations under the lease, or any further obligations to Trafigura.

Trafigura provided a cash payment to us rather than to the landlord in consideration for the assignment of the leasehold interest that we contractually held that Trafigura desired to acquire in order to expand within a building it already occupied.  Because we were released from all obligations to the landlord, as evidenced by the landlord’s formal written consent of assignment, and because we do not guarantee Trafigura’s lease obligations, we recognized a gain on lease settlement in our consolidated statement of operations.

We considered the provisions of both SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinquishments of Liabilities, paragraph 16, and SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, paragraph 9.  Therefore, we recognized a gain upon the assignment of our leasehold interest because we extinguished all obligations to the landlord and we realized the cash represented by the leasehold interest.

We confirm to the staff that we have no further obligation to the landlord under the original operating lease or to Trafigura under the assignment agreement.

Comment

7.
In addition, tell us how you accounted for these leasehold interests prior to the assignment, including how you reflected the proceeds received from the lease assignment in the statement of cash flows.

Response

Prior to the assignment of the lease to Trafigura, the lease was accounted for as an operating lease in accordance with SFAS 13, Accounting for Leases. Payments under the operating lease were included in cash flows from operating activities in the statement of cash flows.

The gain on lease settlement was included in net income within cash flow from operating activities in the cash flow statement.  Cash was received for the lease settlement prior to year end.

Comment

Note 9.  Commitments and Contingencies, page F-21

8.
We note your discussion of the legal proceedings with LoopNet beginning on page 19.  Tell us how you considered the requirements of paragraph 10 of SFAS 5 to include a discussion of this litigation in the footnotes to the Company’s audited financial statements.

Response

In accordance with paragraph 10 of SFAS 5, we did not disclose the LoopNet litigation in the footnotes to our financial statements.    Paragraph 10 of SFAS 5 states that “disclosure of a contingency shall be made where there is at least a reasonable possibility that a loss or an additional loss may have been incurred.” As of the date of the filing of the Form 10-K and the date of this letter, the Company and LoopNet are conducting discovery in connection with this litigation. Our management believes that the claims asserted by LoopNet are without merit and that we will be able to successfully defend CoStar from such claims.  If LoopNet’s complaint and CoStar’s cross claims reach trial, the Company has a number of potentially meritorious arguments and defenses that it may assert.  The ultimate outcome of this matter is unknown, and CoStar believes that the likelihood of a material loss is remote.  Accordingly, no disclosure is currently required by SFAS 5.

Comment

Note 10.  Segment Reporting, page F-22

9.
We note that the Company generates approximately 95% of total revenues from four primary service offerings (i.e. CoStar Property Professional, CoStar Tenant, CoStar COMPS Professional, and FOCUS).  Tell us how you considered reporting revenue by each service or each group of similar services in your enterprise wide disclosures pursuant to paragraph 37 of SFAS 131.

Response

In our enterprise wide disclosure pursuant to paragraph 37 of SFAS 131, CoStar reports revenue from external customers for similar service offerings by geographic operating segment.  Due to the increased size, complexity, and funding requirements associated with the Company’s international expansion in 2007, the Company began to manage the business geographically in two operating segments, with the primary areas of measurement and decision-making being the U.S. and International, which includes the U.K. and France.

CoStar Property Professional, CoStar Tenant, and CoStar COMPS Professional is generally sold as a suite of similar services and is our primary service offering in our U.S. operating segment.   FOCUS is our primary service offering in our International operating segment.

CoStar’s service offerings give customers the opportunity to access different portions of CoStar’s building specific data maintained in CoStar’s databases.  All of CoStar’s information services are similar in that they are derived from the building specific data collected and analyzed by our researchers.

Our services offer customers specialized tools for accessing, analyzing and using different portions of our building specific data to meet their individual and varying needs.  CoStar delivers these similar services through the Internet, CoStar’s customers access this data on-line from their own computers and the databases are maintained on CoStar’s servers.

Due to the fact that the company manages the business geographically in two operating segments and because our services are similar in that they are all derived from our databases of building specific information, CoStar reports revenue in two geographic operating segments.

* * * * *

In accordance with your letter, the Company acknowledges that:  (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) it is the position of the Securities and Exchange Commission (the “Commission”) that comments by the Commission staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it is the Commission’s position that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to your comments.  We understand that you will be reviewing our responses and may have additional comments.  Please feel free to contact the undersigned at (301) 664-9132 or Jonathan Coleman at (301) 280-3859 with any questions you may have concerning our response.  Thank you for your assistance.

Very truly yours,

/s/
Brian J. Radecki
Chief Financial Officer

cc:           Jonathan Coleman, General Counsel, CoStar Group, Inc.